SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of December, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

The Executive Boards of Itaúsa – Investimentos Itaú S.A. and Itaú Unibanco Banco Múltiplo S.A. are pleased to extend this invitation to the presentations they will make to members of the Association of Capital Markets Analysts and Investment Professionals, shareholders and any other interested parties.

Date: December 9, 2008
Place: Buffet Rosa Rosarum
Rua Francisco Leitão, 416 – Pinheiros
São Paulo – Capital

Please confirm your attendance: 0800 770 1979

Videos of these events will be posted to the following internet sites: www.itausa.com.br;
www.itauri.com.br e www.ri.unibanco.com.br

Valet parking available

AGENDA

10:30 a.m. Registration

11:10 a.m. Introduction – Itaúsa S.A.

11:20 a.m. Itaúsa S.A.

Henri Penchas,
Member of the Disclosure and Trading Committee

Ricardo Setubal,
Investor Relations Officer – Itautec

Plínio do Amaral Pinheiro,
Investor Relations Officer – Duratex

Reinaldo Rubbi,
Investor Relations Officer – Elekeiroz

1:30 p.m. Lunch

3:00 p.m. Itaú Unibanco Banco Múltiplo S.A.

Pedro Moreira Salles,
Chairman of the Board of Directors

Roberto Setubal,
Chief Executive Officer

After the event cocktails will be served

The carbon emissions from this event will be neutralized.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 02, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.